Filed Pursuant to Rule 424(b)(3)
Registration No. 333-122567
PROSPECTUS SUPPLEMENT
DATED JULY 7, 2005
TO PROSPECTUS DATED MAY 26, 2005

1,493,301 shares

NBOG BANCORPORATION, INC.

Common Stock

Dear Shareholders:

Due to the level of interest we have received from our current shareholders in our stock offering, we have decided to extend the subscription rights period through July 31, 2005. If you are interested in acquiring additional shares of NBOG Bancorporation, Inc. stock at $4 per share, please submit your subscription rights form by July 31, 2005.

While no assurances can be given, management currently expects narrowing losses in 2005 with the Company becoming month-to-month profitable during the latter half of 2006. We continue to review our loan portfolio and work on problem loans. Our asset quality has improved and as expected our quarterly net loss continues to decline as shown in the following chart:

	As of, and for the three months ended,
	Unaudited	Unaudited	Unaudited
	June 30, 2005	March 31, 2005	December 31, 2004

Classified loans as a percentage of loans	9.85%	12.40%	10.19%
Past dues as a percentage of loans	4.60%	3.85%	10.44%
Allowance for loan loss as a percentage of loans	3.60%	3.67%	3.07%
Non-performing assets as a percentage of loans	8.23%	8.73%	11.47%

Period-end Balances:
Total loans	28,562,023	29,575,995	32,291,811
Allowance for loan loss	(1,028,357)	(1,086,668)	(989,852)
Total assets	42,712,191	43,233,618	48,011,519
Deposits	38,239,846	38,942,639	43,726,859
Shareholders’ equity	3,957,313	4,063,899	3,918,020

Results of Operations:
Net interest income	429,691	487,220	472,908
Provision for loan losses	0	225,000	419,999
Other income	19,884	17,495	27,023
Other expenses	738,121	649,612	695,214
Net loss	(288,546)	(369,897)	(615,282)

If you have any questions about the subscription rights or about The National Bank of Gainesville, please do not hesitate to contact me or Bryan Hendrix, our Chief Financial Officer, at (770) 297-8060.

Thank you again for your confidence and continued support.

Sincerely,

/s/ Al Satterwhite

Al Satterwhite,
President and Chief Executive Officer

This supplement should be read with the prospectus dated May 26, 2005. This supplement is qualified by reference to the prospectus except to the extent that the information in this supplement supersedes the information contained in the prospectus.